Exhibit 99.2

LAGRANGE CAPITAL PARTNERS, L.P.
570 Lexington Avenue, 27th Floor
New York, New York 10022

June 18, 2010

VIA FACSIMILE AND FEDERAL EXPRESS

Forward Industries, Inc.
1801 Green Road, Suite E
Pompano Beach, Florida 33064
Attention: Douglas Sabra

To the Members of the Board of Directors:

We are very disappointed with the Board’s recent actions to adopt a shareholder rights plan and certain amendments to the company’s bylaws, which increased the percentage of outstanding shares required to be held in order to call a special meeting of shareholders from 30% to 40% and improperly attempted to classify the Board, which is now subject to shareholder approval.  In our opinion, these actions were taken to entrench the Board at the expense of shareholders.  For several months now, we have tried to work cooperatively with management and the Board to reach an amicable resolution for shareholder representation on the Board with the objective of improving the quality and effectiveness of the Board while avoiding the necessity for a costly proxy contest.  Unfortunately, at this point, we have reached an impasse despite LaGrange’s good faith efforts.  In light of the Board’s recent actions, you have forced us to start the process to take the steps required to proceed with a consent solicitation to call a special meeting and, if successful, elect a slate of highly-qualified directors nominated by LaGrange at this special meeting.

As we have expressed before, among our primary concerns is the extensive decline in the company’s stock price, the deterioration of the company’s financial condition, the erosion of the company’s business, and what we perceive as an ill-timed and poorly conceived acquisition strategy.  We are also deeply concerned with the Board and senior management’s recent sell-off of almost their entire stake in the company.  We are even more perplexed by this action in light of your letter to us dated April 12, 2010, which stated the Board’s belief that the company’s stock was undervalued. How can we trust a Board and management team with no substantial vested interest in the financial performance of the company?

We believe the evident misalignment of interests between shareholders, on the one hand, and the Board and management, on the other, is at the heart of the company’s problems and demands immediate change at the Board level.  We look forward to meeting with you on June 24, 2010 to discuss our concerns.  As always, we remain open and willing to explore amicable terms to resolve our differences without the requirement of a special meeting of shareholders in order to create immediate, meaningful changes that will benefit every shareholder.  To be clear, our immediate goal is to reconstitute the Board so that we can advance what we believe is our common goal of growing the business and increasing shareholder value.   We hope our meeting will result in a resolution of this matter.  Rest assured we are prepared, should such efforts fail, to take all necessary steps required to align the interests of the Company with its shareholders.

Sincerely,

/s/ Frank LaGrange Johnson

Frank LaGrange Johnson